THE PRE-IPO AND GROWTH FUND

(the “Fund”)

Supplement dated March 20, 2026

to the Prospectus and Statement of Additional Information dated January 12, 2026

Effective immediately, the following revisions are made to the Prospectus and Statement of Additional Information to align with the Fund’s use of brokers and financial intermediaries for the distribution of the Fund.

In the cover to the Prospectus, the third paragraph after the bullet point list is replaced with the following:

The Distributor may retain additional broker-dealers and other financial intermediaries, or, to the extent applicable, the agents or authorized designees of such broker-dealers and financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents.

On page 16 of the Prospectus, the first paragraph under the heading “Purchases of Shares” is replaced with the following:

The Fund continuously offers Shares at their NAV per Share through Paralel Distributors LLC, the principal underwriter and distributor of the Fund (the “Distributor”). Additional broker-dealers or other financial intermediaries or, to the extent applicable, the agents or authorized designees of such broker-dealers and financial intermediaries (collectively, “Selling Agents”) may be appointed by the Distributor to assist in the distribution of the Fund. The Shares are not subject to a sales load. Selling Agents may charge a separate fee for their service in conjunction with an investment in the Fund and/or the maintenance of investor accounts. Selling Agents may also impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. These fees and additional terms and conditions that may be imposed by Selling Agents are not imposed by the Fund, the Distributor or the Fund’s service providers.

On page 16 of the Prospectus, the first paragraph under the heading “Quarterly Repurchases of Shares” is replaced with the following:

Because the Fund is a closed-end fund, shareholders do not have the right to require the Fund to redeem any or all of their Shares. To provide a limited degree of liquidity to shareholders, the Fund has adopted a fundamental policy to make quarterly repurchase offers at NAV of no less than 5% of the Shares outstanding. Selling Agents may be appointed by the Distributor to assist in the repurchase of Shares. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. The Fund maintains liquid securities, cash and/or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests.

The following is added as the final paragraph of the section “PURCHASES OF SHARES” that begins on page 38 of the Prospectus:

The Fund will be deemed to have received a purchase order when a Selling Agent receives the order. Shares will be sold at the next available NAV after the purchase order is received.

The first sentence of the first paragraph in the section “QUARTERLY REPURCHASES OF FUND SHARES—Quarterly Repurchases of Fund Shares” on page 39 of the Prospectus is replaced with the following:

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund to each investor (or the investor’s Selling Agent), unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below).

The following is added as the final paragraph of the section ““QUARTERLY REPURCHASES OF FUND SHARES—Quarterly Repurchases of Fund Shares” on page 39 of the Prospectus:

The Fund will be deemed to have received a repurchase request when a Selling Agent receives the request.

On page 23 of the Statement of Additional Information, the paragraph under the sub-heading “Repurchase Requests” is replaced with the following:

Repurchase Requests: Repurchase requests must be submitted by shareholders or their Selling Agents by the Repurchase Request Deadline.

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You should read this Supplement in conjunction with the Prospectus and Statement of Additional Information dated January 12, 2026, which provide information that you should know about the Fund before investing. These documents can be obtained without charge by calling the Fund toll-free at (877) 499-9990 or by visiting www.absinv.com

Investors should retain this Supplement for future reference.